Exhibit 99.1

Azure Power Wins Indian Railway’s Largest Rooftop Auction;

Rooftop Portfolio Surpasses 100 MWs

•	Azure Power wins 46 MWs of solar projects from Indian Railways across 11 states in India
•	Azure Power’s rooftop portfolio now more than 100 MWs across 14 states in India

New Delhi, March 30, 2017: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has won 46 MWs of solar rooftop projects across eleven states pan India for Indian Railways. Indian Railways is the largest rail network in Asia and is owned and operated by the Government of India through the Ministry of Railways.

The power purchase agreement (PPA) will be signed with Indian Railways for their respective zones and coach factory for 25 years. The average tariff for the project is INR 4.63 (~USD 7 cents) per kWh with an additional capital incentive of INR 933.5 million (~US$ 14 million) upon commissioning

Out of the 46 MWs total allocation, 20 MWs has been allocated by Northern Railways division, 10 MWs by the Western Railways division, 10 MWs by the North-Central Railways division, 3 MWs by the North Western Railways division, and 3 MWs by the Rail Coach Factory division.

Inderpreet Wadhwa, Founder and Chief Executive Officer, Azure Power said, “Azure has superior rooftop solar power solutions for infrastructure, commercial and industrial customers in cities across India to lower their energy costs and meet their greenhouse gas (GHG) emission reduction targets. We are pleased to partner with Indian Railways in reducing their GHG emissions through deployment of solar energy at their facilities across locations pan- India.”

With this win, Azure Power rooftop solar portfolio surpassed 100 MWs across 14 states in India. Azure Power recently announced the successful installation and operation of the first phase of its rooftop solar power plant for Delhi Metro Rail Corporation (DMRC). The 14 MW project is one of the largest allocations by DMRC to a solar power company. The project covers DMRC metro stations, workshops and parking lots. Azure Power’s rooftop customers also include large commercial real estate companies, a leading global chain of premium hotels, distribution companies in smart cities, warehouses, DMRC and Delhi water supply company.

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a total portfolio of over 1,000 MWs across 18 states. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Azure Power has a strong track record in delivering solar power projects, from the construction of India’s first private utility scale solar PV power plant in 2009, implementation of the first MW scale rooftop under the smart city initiative in 2013, to the largest solar plant (100 MW) under India’s National Solar Mission (NSM) policy in Jodhpur, Rajasthan. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

For more information, visit: www.azurepower.com

Investor Contact

Nathan Judge

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power